June 3, 2018

Andrew Allen, M.D., Ph.D.
President and Chief Executive Officer
Gritstone Oncology, Inc.
5858 Horton Street, Suite 210
Emeryville, California 94608

       Re: Gritstone Oncology, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 4, 2018
           CIK No. 0001656634

Dear Dr. Allen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 6

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Andrew Allen, M.D., Ph.D.
FirstName LastNameAndrew Allen, M.D., Ph.D.
Gritstone Oncology, Inc.
Comapany NameGritstone Oncology, Inc.
June 3, 2018
June 3, 2018 Page 2
Page 2
FirstName LastName
Risk Factors
Litigation or other proceedings or third-party claims of intellectual property infringement, page
47

2. We note your disclosure concerning pending patent applications in the U.S. and European
         Union that may impact your ability to commercialize GRANITE-001. Please disclose whether these potential patents are composition of matter, use or process patents and when such patents, if issued, would expire. With respect to the European patent, please identify which European countries would be covered by this patent.
Use of Proceeds, page 72

3. We note that you intend to use the net proceeds from this offering to fund your planned
         Phase 1/2 clinical trial of GRANITE-001 and the continued buildout of your manufacturing facility. Please revise your disclosure to clarify whether the net proceeds will be sufficient to complete these purposes; if they will not be sufficient, please disclose how far into the trial and the buildout you expect to reach with the offering proceeds.
         Please also describe what the buildout entails, as it appears you opened the facility in
         November 2017.
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 90

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
License Agreement with Arbutus Biopharma Corporation, page 118

5.       Please disclose the royalty term for this agreement.
Intellectual Property, page 119

6. Please identify all of the jurisdictions where you have pending patent applications with claims related to neoantigen identification and related uses and manufacture. Please also revise to disclose how many of your pending patent applications relate to composition of matter, use or process patents and whether all of the pending patents relate to GRANITE-
         001.
 Andrew Allen, M.D., Ph.D.
Gritstone Oncology, Inc.
June 3, 2018
Page 3
Executive Compensation Arrangements, page 149

7. We note your disclosure in this section that you were party to offer letters with each of your named executive officers as of December 31, 2017. Please clarify whether these offer letters are still in effect or whether they were replaced by the employment agreements that you intend to file. If that is not the case, please file the offer letters as exhibits or tell us why you believe that you are not required to do so pursuant to Item
      601(b)(10) of Regulation S-K.
Notes to Financial Statements
9. Convertible Preferred Stock and Common Stock
Convertible Preferred Stock, page F-21

8. Please provide us an analysis with reference to authoritative literature supporting your classification of the convertible preferred stock as permanent equity rather than outside of permanent equity. In your response, please include how you considered whether redemption or liquidation rights are within the company's control as well as how you considered that the convertible preferred stockholders are entitled to elect four of the five directors of the company.
General

9. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
       You may contact Rolf Sundwall at 202-551-3105 or Jim B. Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameAndrew Allen, M.D., Ph.D.
                                                               Division of
Corporation Finance
Comapany NameGritstone Oncology, Inc.
                                                               Office of
Healthcare & Insurance
June 3, 2018 Page 3
cc:       Brian J. Cuneo, Esq.
FirstName LastName